

August 10, 2012

Lawrence Kong
Chief Financial Officer
BIDZ.com, Inc.
3562 Eastham Drive
Culver City, California 90232

> **Re:** **BIDZ.com, Inc.**
> **Amendment No. 2 to Proxy Statement on Schedule 14A**
> **Filed July 27, 2012**
> **File No. 001-33513**
> **Amendment No. 1 to Transaction Statement on Schedule 13e-3**
> **Filed July 27, 2012**
> **File No. 005-83369**
>
> **Schedule 13D filed by Kia Jam, Glendon Group Inc., Marina Zinberg, David Zinberg, Albert Hallac and Weston Capital Management LLC.**
> **Filed May 30, 2012**
> **File No. 005-83369**

Dear Mr. Kong:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Proxy Statement on Schedule 14A

Special Factors, page 30

Background of the Merger, page 30

1.   Please elaborate on your disclosure of the Background of the Merger as to how Glendon
        Group, in lieu of Cyrano Group, came to be the party that determined to proceed with the
        merger. Your indication on page 35 that Glendon Group "was subsequently substituted"
        for Cyrano is unclear, especially considering Glendon Group was formed in anticipation
        of this transaction. In revising your disclosure, clarify whether it was Kia Jam or some
        other principal of Glendon Group that negotiated the final terms of the transaction. And
        please explain what affiliation Mr. Bergstein has with Glendon Group, considering you
        state that Glendon Group is affiliated with Cyrano Group, Inc.

2.   Please also explain what consideration you have given to the inclusion of Mr. Bergstein
        as a filing person. In this regard, we note that he appears to be an affiliate and/or
        principal of an identified 13e-3 filing person (the Glendon Group), assisted in negotiating
        the terms of the transaction and could receive a potential 9% equity interest in Glendon
        Group, post-merger.

Fairness of the Merger, page 42

3.   We note your response to comment 11 in our letter dated July 20, 2012 and your revised
        disclosure on page 46 of the proxy statement. You indicate on page 46 that the Special
        Committee "considered the going concern value …" but this discussion does not provide
        the Special Committee's assessment as to how going concern value impacted the
        Committee's substantive fairness determination. If you believe this factor is immaterial
        or irrelevant, please disclose why.

Proposal No. 4. Proposal to Authorize Amendment to Certificate of Incorporation…, page 102

4.   We note your response to comment 15 in our letter dated July 20, 2012 and the revised
        disclosure confirming that the hypothetical ratios presented are purely illustrative and that
        there are no limits on the Board's discretion to implement a reverse stock split that differs
        from the hypothetical ratios presented. Given your intention to cash out all fractional
        shares post-split and and/or the possibility that the size of odd-lot holders will depend on
        the reverse stock split ratio that is chosen, it would appear that a specific range of the
        maximum and minimum reverse stock split ratios the Board could implement is material
        information that should be included within the proxy statement. Refer generally to Item
        12(a) of Schedule 14A and revise your disclosure to specify the maximum and minimum
        reverse stock split ratios that could be implemented. We may have further comment.

<u>"Public Company" Status..., page 105</u>

5.   We note disclosure that the "reverse stock split is not <u>intende</u>d, and will not have the effect of, a going private transaction…" Rule 13e-3 applies to any transaction specified in Rule 13e-3(a)(3)(i) that has "either <u>a reasonable likelihood </u>or a purpose of producing, either directly or indirectly,…" a going private effect. Accordingly, the rule can apply to situations when it is not the intent of the parties to produce a going private effect. Please revise your disclosure to clearly state, if true, that if you implement the reverse stock split, the ratio chosen would not be reasonably likely to, or would not have the purpose of producing a going private effect.

<u>Schedule 13D filed May 20, 2012</u>

6.   We note your response to comment 5 in our letter dated July 20, 2012 and the relationships outlined between Mr. Bergstein and some of the filing parties to the Schedule 13D. As noted in a prior comment, please address the control relationship, if any, of Mr. Bergstein to any of the filing parties identified on the Schedule 13D and provide an analysis of whether he is deemed to be a beneficial owner of the securities reported therein. Refer generally to Rule 13d-3.

        Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3270 with any questions.

                                                Sincerely,

                                                /s/ Mara L. Ransom

                                                Mara L. Ransom
                                                Assistant Director

cc: Mark T. Hiraide
        Petillon Hiraide & Loomis LLP